Filed pursuant to Rule 424(b)(3)

Registration No. 333-232694

Prospectus Supplement No. 1

AKERNA CORP.

5,689,792 Shares of Common Stock

This Prospectus Supplement, dated January 3, 2020 (this “Supplement”), supplements the prospectus filed as part of the Registration Statement on Form S-3 filed by Akerna Corp. (the “Company”, “us”, “our” or “we”) with the Securities and Exchange Commission (the “SEC”) on November 6, 2019 (the “Prospectus”), relating  to the resale by certain selling stockholders of up to 5,689,792 shares of common Stock, par value $0.0001 per share (the “Common Stock”), of the Company as follows: (i) an aggregate of 901,074 shares of Common Stock issued to certain accredited investors (the “Investors”) in a private placement (the “Private Placement”), consummated in connection with the Company’s Business Combination (as defined in the Prospectus); (ii) 100,120 shares of Common Stock transferred to the Investors in connection with the Private Placement; (iii) 4,444,848 shares issued to “affiliates” of the Company (as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)) in the Business Combination; and (iv) an aggregate of 243,750 shares of Common Stock underlying warrants issued to an affiliate of the Company in the Business Combination.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “KERN”. On January 2, 2020, the closing sales price of our Common Stock on the Nasdaq Capital Market was $8.47 per share.

The selling stockholders may offer all or part of the shares registered hereby for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. Our registration of the shares of Common Stock covered by the Prospectus, as supplemented by this Supplement, does not mean that the selling stockholders will offer or sell any of the shares. See “Plan of Distribution” in the Prospectus. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts.   We will not control or determine the price at which a selling stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

The selling stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares of those selling stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

You should carefully read and consider the risk factors in the Prospectus beginning on page 23 for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of selling stockholders contained in the Prospectus.

The date of this Supplement is January 3, 2020

  SELLING STOCKHOLDERS

The following table sets forth certain information as of January 3, 2020, regarding the selling stockholders and the shares offered by them in the Prospectus, as supplemented by this Supplement. In computing the number of shares owned by a person and the percentage ownership of that person in the table below, securities that are currently exercisable into shares of our Common Stock that are being offered in the Prospectus, as supplemented by this Supplement, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each selling stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of ownership of each selling stockholder in the following table is based upon 10,959,057 shares of Common Stock outstanding as of January 3, 2020.

Except as set forth below, no selling stockholder has held a position as an officer or director of the Company, nor has any material relationship of any kind with us or any of our affiliates. All information with respect to share ownership has been furnished by the selling stockholders. The Common Stock being offered is being registered to permit secondary trading of the shares and the selling stockholders may offer all or part of the Common Stock owned for resale from time to time.  Except as set forth below, none of the selling stockholders have any family relationships with our officers, directors or controlling stockholders. Furthermore, none of the selling stockholders are a registered broker-dealer or an affiliate of a registered broker-dealer.

The term “selling stockholder” also includes any transferees, assignees, pledges, donees, or other successors in interest (including equity holders of entities listed below) to the selling stockholder named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the Common Stock set forth opposite such person’s name. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling stockholder who is able to use this prospectus to resell the securities registered hereby.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering (1)	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (1)	Number of Shares of Common Stock Owned After Offering Assuming All Shares are Sold (2)	Percentage of Common Stock Owned After Offering Assuming All Shares are Sold (2)
SS FL, LLC (3)	897,440	897,440	-	-
Game Boy Partners, LLC (4)	897,440	897,440	-	-
Tahira Rehmatullah (5)	7,500	7,500	-	-
Anthony Georgiadis (6)	7,500	7,500	-	-
Demeter Capital Group LP (7)	7,500	7,500	-	-
Robert Jacob Bergmann (8)	7,500	7,500	-	-
Jessica Billingsley Living Trust (9)	1,335,802	1,335,802	-	-
Ruth Ann Kraemer (10)	26,716	26,716	-	-
Mark Iwanowski (11)	2,000	2,000	-	-
Amy A. Poinsett Revocable Living Trust (12)	1,335,802	1,335,802	-	-
Seam Capital, LLC (13)	261,340	261,340	-	-
Khitan LLC (14)	380,890	380,890	-	-
Alan Docter (15)	76,178	76,178	-	-
Daniel Marx (16)	32,647	32,647	-	-
LJM Group Investment III LLC (17)	163,238	163,238	-	-
ACS Pedersen LLC (18)	10,882	10,882	-	-
Cresco Capital Partners II LLC (19)	130,590	130,590	-	-
Monashee Capital Master Fund LP (20)	108,827	108,827	-	-
TOTAL	5,689,792	5,689,792	-	-

(1)

The number of shares of Common Stock beneficially owned by each selling stockholder assumes that there were no changes in ownership of Common Stock by such Selling Stockholder prior to date of this Supplement. Some of these shares may have been sold prior to the date of this Supplement.

(2)	Assumes the sale of all shares offered pursuant to this prospectus.

(3)

Represents shares held by SS FL, LLC and shares issuable upon exercise of warrants held by SS FL, LLC. SS FL, LLC received such shares and warrants through a distribution by MTech Sponsor to its members. SS FL, LLC is one of the managing members of MTech Sponsor. Scott Sozio is a member of SS FL, LLC and is a director of the Company. As per that certain Amendment No. 2 to Schedule 13D, filed with the SEC on December 30, 2019, Steven Van Dyke is the managing member of SS FL, LLC, and as such, Mr. Van Dyke has sole and dispositive power of the shares held by SS FL, LLC. Mr. Van Dyke disclaims beneficial ownership over any securities owned by SS FL, LLC.

(4)

Represents shares held by Game Boy Partners, LLC and shares issuable upon exercise of warrants held by Game Boy Partners, LLC. Game Boy Partners, LLC received such shares and warrants through a distribution by MTech Sponsor to its members. Game Boy Partners, LLC is the other managing member of MTech Sponsor. Douglas Rothschild is a member of Game Boy Partners, LLC and is a former director of the Company. As per that certain Amendment No. 2 to Schedule 13D, filed with the SEC on December 30, 2019, Drew Effron is the managing member of Game Boy Partners, LLC, and as such, Mr. Effron has sole and dispositive power of the shares held by Game Boy Partners, LLC. Mr. Effron disclaims beneficial ownership over any securities owned by Game Boy Partners, LLC.

(5)	Tahira Rehmatullah received such shares through a distribution by MTech Sponsor to its members. Ms. Rehmatullah is member of MTech Sponsor and is a director of the Company.

(6)	Anthony Georgiadis received such shares through a distribution by MTech Sponsor to its members. Mr. Georgiadis is member of MTech Sponsor.

(7)

Demeter Capital Group LP received such shares through a distribution by MTech Sponsor to its members. Emily Paxhia, a member of MTech Sponsor, assigned the shares of Common Stock that she was entitled pursuant to such distribution to Demeter Capital Group LP.

(8)	Robert Jacob Bergmann received such shares through a distribution by MTech Sponsor to its members. Mr. Bergmann is member of MTech Sponsor.

(9)	Jessica Billingsley, the trustee of the Jessica Billingsley Living Trust, has sole and dispositive power over the shares held by the Jessica Billingsley Living Trust. Ms. Billingsley is the Chairman of the Board of Directors of the Company and its Chief Executive Officer.

(10)	Ruth Ann Kraemer is the former Chief Financial Officer and Secretary of the Company.

(11)	Mr. Iwanowski is a director of the Company.

(12)	Amy Poinsett, the trustee of Amy A. Poinsett Revocable Living Trust, has sole and dispositive power over the shares held by the Amy A. Poinsett Revocable Living Trust. Amy Poinsett was the co-founder of MJF along with Ms. Billingsley.

(13)	Matthew Kane, a director of the Company, is a manager of Seam Capital, LLC, and as such, Mr. Kane has sole and dispositive power of the shares held by Seam Capital, LLC. In connection with the June 2019 private placement, Seam Capital, LLC purchased 88,148 shares of Common Stock. In connection with the MTech Sponsor Stock Transfer Agreement, MTech Sponsor transferred 9,794 shares of Common Stock to Seam Capital, LLC.

(14)	Emery Johnathon Huang, a former director of the Company, is a manager of Khitan LLC and as such, Mr. Huang has sole and dispositive power of the shares held by Khitan LLC. In connection with the June 2019 private placement, Khitan LLC purchased 342,801 shares of Common Stock. In connection with the MTech Sponsor Stock Transfer Agreement, MTech Sponsor transferred 38,089 shares of Common Stock to Khitan LLC.

(15)	In connection with the June 2019 private placement, Alan Docter purchased 68,560 shares of Common Stock. In connection with the MTech Sponsor Stock Transfer Agreement, MTech Sponsor transferred 7,618 shares of Common Stock to Mr. Docter.

(16)	In connection with the June 2019 private placement, Daniel Marx purchased 29,382 shares of Common Stock. In connection with the MTech Sponsor Stock Transfer Agreement, MTech Sponsor transferred 3,265 shares of Common Stock to Mr. Marx.

(17)	Stephen M. Dowicz is the investment manager of LJM Group LLC, which is the investment manager of LJM Group Investment # 1 LLC, which is the investment manager of LJM Group Investment III LLC, and as such, Mr. Dowicz has sole and dispositive power over the shares held by LJM Group Investment III LLC. In connection with the June 2019 private placement, LJM Group Investment III LLC purchased 146,914 shares of Common Stock. In connection with the MTech Sponsor Stock Transfer Agreement, MTech Sponsor transferred 16,324 shares of Common Stock to LJM Group Investment III LLC.

(18)	Ashesh C. Shah, a former director of the Company, and Palle Pedersen are the managing members of ACS Pedersen LLC (d/b/a The London Fund SPV 10, LLC) and as such, Messrs. Shah and Pedersen have sole and dispositive power over the shares held by ACS Pedersen LLC (d/b/a The London Fund SPV 10, LLC). In connection with the June 2019 private placement, ACS Pedersen LLC (d/b/a The London Fund SPV 10, LLC) purchased 9,794 shares of Common Stock. In connection with the MTech Sponsor Stock Transfer Agreement, MTech Sponsor transferred 1,088 shares of Common Stock to ACS Pedersen LLC (d/b/a The London Fund SPV 10, LLC).

(19)	Matthew K. Hawkins is a manager of Cresco Capital Management II, LLC, which is the sole manager of Cresco Capital Partners II LLC, and as such, has dispositive power over the shares held by Cresco Capital Partners II LLC. In connection with the June 2019 private placement, Cresco Capital Partners II LLC purchased 117,531 shares of Common Stock. In connection with the MTech Sponsor Stock Transfer Agreement, MTech Sponsor transferred 13,059 shares of Common Stock to Cresco Capital Partners II LLC.

(20)	Jeff Muller, Gerald Coughlan, and Tom Wynn are each authorized persons for Monashee Investment Management LLC, which is the SEC registered investment advisor for Monashee Capital Master Fund LP, and as such, Messrs. Muller, Coughlan, and Wynn have sole and dispositive power over the shares held by Monashee Capital Master Fund LP. In connection with the June 2019 private placement, Monashee Capital Master Fund LP purchased 97,944 shares of Common Stock. In connection with the MTech Sponsor Stock Transfer Agreement, MTech Sponsor transferred 10,883 shares of Common Stock to Monashee Capital Master Fund LP.

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